Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Brizo Ltd.	Bermuda
Moderna Australia Pty Ltd	Australia
Moderna Austria GmbH	Austria
Moderna Biopharma Canada Corporation	Canada
Moderna Biotech Ireland Limited	Ireland
Moderna Biotech Securities, Inc.	Massachusetts
Moderna Biotech Spain, S.L.U.	Spain
Moderna Biotech UK Limited	United Kingdom
Moderna Charitable Foundation, Inc.	Delaware
Moderna France	France
Moderna Germany GmbH	Germany
Moderna Italy S.r.l.	Italy
Moderna Japan Co., Ltd.	Japan
Moderna Korea Limited	South Korea
Moderna Netherlands B.V.	Netherlands
Moderna Poland sp. z o.o.	Poland
Moderna Services, Inc.	Delaware
Moderna Sweden AB	Sweden
Moderna Switzerland GmbH	Switzerland
ModernaTX, Inc.	Delaware
Moderna US, Inc.	Delaware